

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VI
3415 N. Pines Way, Suite 204
Wilson, Wyoming 83014

      Re: Hennessy Capital Investment Corp. VI
          Amendment No. 3 to Registration Statement on Form S-1
          Filed July 12, 2021
          File No. 333- 254062

Dear Mr. Hennessy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed July 12, 2021

Exhibits

1. Please file as an exhibit the warrant agreement. In this regard, we note the disclosure throughout your amendment that each unit now consists of one share of Class A common stock and one-third of one redeemable warrant.

        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael P. Heinz